Exhibit 99.1

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 02.916.265/0001-60
Company Registry (NIRE): 35.300.330.587

Authorized Publicly-Held Company

EXCERPT OF THE MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 26, 2024, AT 15:00 O’CLOCK.

Date, Time and Place: November 26, 2024, at 15:00 o’clock, meeting of the Board of Directors of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the city and state of São Paulo, over video conferencing.

Call Notice: The call notice was waived, as all members of the Company’s Board of Directors attended the meeting.

Attendance: The necessary quorum for the Board of Directors’ Meeting was verified, given the presence of all the members of the Board of Directors, under Articles 15 and 18 of its Bylaws, namely: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Virginia Pettengill Vacca, Gelson Luiz Merisio, Francisco Sergio Turra, Carlos Hamilton Vasconcelos Araújo, Cledorvino Bellini, Katia Regina de Abreu Gomes and Paulo Bernardo Silva.

Presiding: Jeremiah O’Callaghan, Chair; Milena Hitomi Yanagisawa, Secretary.

Agenda: To discuss and resolve on the establishment of the Commercial Paper Program (as defined below).

Resolutions: After analyzing and discussing the matter, the Board members unanimously resolved, without reservations, to approve:

(i)	the establishment of a commercial paper program under which JBS USA Holding Lux S.à r.l., JBS USA Food Company and JBS Luxembourg Company S.à r.l., (collectively, the “Issuers”) may issue up to US$1.000.000.000 in aggregate principal amount of short-term notes (the “Notes”) without registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption from registration provided by Section 4(a)(2) promulgated under the Securities Act (“Commercial Paper Program”), and on the terms and conditions set forth in one or more private placement memoranda to be prepared in connection with the Commercial Paper Program;

(ii)	the Notes will be issued from time to time by the Issuers under an Issuing and Paying Agent Agreement to be executed by the Issuers and the agent appointed in such agreement;

(iii)	the granting of joint and several corporate guarantee by the Company (and its subsidiaries, JBS Global Luxembourg S.à r.l. and JBS Global Meat Holdings Pty. Limited (together with the Company, collectively, the “Guarantors”)) under certain dealer manager agreements and related guarantees in favor of the holders of the Notes in order to guarantee payment in full, as and when the same becomes due and payable, of the principal of, and interest, if any, on, the Notes (the “Guarantee”); and

(iv)	the authorization for the Company’s Executive Officers to perform all acts and adopt all necessary and/or convenient measures: (a) to establish the Commercial Paper Program and to grant and formalize the Guarantee, as well as to carry out, formalize, enhance and conclude the issue of the Notes within the context of the Commercial Paper Program, in addition to executing all contracts, instruments and their respective amendments that may be required to implement the issue of the Notes by the Issuers and the Guarantee of the Notes by the Guarantors; (b) to establish and negotiate additional conditions, performing all the necessary acts and signing all the documents required for the implementation of the resolutions provided for in items (i) and (ii) above; and (c) to validate the acts that have already been performed by the Company’s management, related to the resolutions above.

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form and their publication omitting the signatures, according to Paragraphs 1 and 2 of Article 130 of Law 6,404/76, as amended.

Closure: There being no further business to address, the Chair offered the floor to anyone who intended to speak and, as no one did, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Virginia Pettengill Vacca, Gelson Luiz Merisio, Francisco Sergio Turra, Carlos Hamilton Vasconcelos Araújo, Cledorvino Bellini, Katia Regina de Abreu Gomes and Paulo Bernardo Silva.

This is a free English translation of the Minutes of the Extraordinary Meeting of the Board of

Directors drawn up in the Company’s records.

São Paulo - SP, November 26, 2024.

Milena Hitomi Yanagisawa

Secretary

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